Press Release

HARVEST OPERATIONS ANNOUNCES SECOND QUARTER 2012
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – AUGUST 8TH, 2012: Harvest Operations Corp. (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announces its financial and operating results for the second quarter ended June 30, 2012. The unaudited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca. All monetary figures reported herein are Canadian dollars unless otherwise stated.

UPSTREAM:

  Upstream production volumes were 60,874 barrels of oil equivalent per day (boe/d) in the quarter and 60,712 boe/d for the first half of the year, in line with revised production guidance of 59,000 boe/d for 2012.

  We invested $124.6 million in the quarter and $363.2 million for the first half of 2012 in our western Canadian assets. We drilled 23 gross (20.9 net) wells in the quarter and 92 gross (81.3 net) in the first half.

  Netbacks prior to hedging for the quarter averaged $27.47/boe, a decrease of 26% compared to the same quarter in 2011 of $36.94/boe; the decrease is attributable to declines in realized commodity prices, partially offset by higher sales volumes and decreases in royalties and transportation costs.

  Upstream operations contributed $141.0 million of cash in the second quarter of 2012, an 11% decrease from the second quarter of 2011 resulting from lower operating netback.

  Operating costs for the quarter decreased to $15.98/boe compared to $16.35/boe in the same quarter in 2011 due in part to lower costs of electricity in Alberta.

  We amended the BlackGold oil sands project engineering, procurement and construction contract, revising the compensation terms from a lump sum price to a cost reimbursable price.

DOWNSTREAM:

  Refinery throughput volume in the second quarter of 2012 averaged 114,552 barrels per day (bbl/d), an increase of 201% as compared to a throughput volume of 38,016 bbl/d in the second quarter of 2011 due to the planned turnaround that occurred in 2011. Quarter over quarter throughput increased 15% from 100,000 bbl/d in the first quarter of 2012.

  Capital expenditures for our Downstream operations totaled $6.5 million for various sustaining capital projects.

  Downstream operations incurred a $15 million cash deficiency from operations during the second quarter of 2012, a $5.5 million greater deficiency than the same quarter in the prior year mainly due to higher operating expenses.

  Second quarter of 2012 refinery margins averaged US$2.71/bbl as compared to US$8.09/bbl in the same quarter of 2011. Refinery margins in the second quarter decreased 41% from the first quarter of 2012 of US$4.58/bbl.

CORPORATE:

  Cash flows from operating activities in the second quarter amounted to $70.9 million, which represents a 34% decrease from the same quarter in the previous year.

  On June 29, 2012, Harvest amended its credit facility agreement to revise certain financial covenants. Additionally, subsequent to June 30, 2012, the credit facility agreement was extended by one year to April 30, 2016.

  Subsequent to the second quarter, Harvest completed its offer to exchange US$500,000,000 in aggregate principal amount of its 6 7/8% Senior Notes due 2017 that had been registered under the United States Securities Act of 1933, as amended, for the same principal amount of outstanding unregistered 6 7/8% Senior Notes due 2017 with 100% of the notes exchanged.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	August 8, 2012

FINANCIAL & OPERATING HIGHLIGHTS:
C$ 000’s unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
FINANCIAL
Revenues(1)	1,533,808	782,041	2,959,948	2,030,964
Cash from operating activities	70,850	107,588	155,960	254,364
Net income (loss)	(73,293)	(19,529)	(145,374)	18,435
Bank loan	640,249	171,914	640,249	171,914
Convertible debentures	740,393	743,701	740,393	743,701
Senior notes	497,044	469,247	497,044	469,247
Total financial debt(2)	1,877,686	1,384,862	1,877,686	1,384,862
Total assets	6,277,496	6,121,547	6,277,496	6,121,547
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	60,874	55,338	60,712	54,340
Average realized price
Oil and NGLs ($/bbl)(3)	70.83	85.01	75.07	79.31
Gas ($/mcf)	2.11	4.12	2.20	3.99
Operating netback prior to hedging ($/boe)(2)	27.47	36.94	28.34	35.34
Operating income (loss)	(17,704)	26,730	(37,469)	49,950
Cash contribution from operations(2)	140,950	158,525	288,022	305,814
Capital asset additions (excluding acquisitions)	124,635	125,501	363,227	363,150
Property and business acquisitions (dispositions), net	1,235	411	(753)	515,908
Decommissioning and environmental remediation expenditures	3,373	4,282	9,960	6,249
Net wells drilled	20.9	14.4	81.3	119.3
Net undeveloped land additions (acres)(4)	10,156	54,560	55,087	331,445
DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	114,552	38,016	107,276	67,563
Average refining margin (US$/bbl)	2.71	8.09	3.58	10.21
Operating income (loss)	(42,529)	(31,681)	(91,404)	4,563
Cash contribution (deficiency) from operations(2)	(15,022)	(9,571)	(38,811)	46,329
Capital asset additions	6,538	108,741	19,801	144,620

(1)	Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.
(2)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(3)	Excludes the effect of risk management contracts designated as hedges.
(4)	Includes lands acquired in business combinations.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 5	August 8, 2012

MESSAGE TO STAKEHOLDERS:

Over the past year, Harvest’s Downstream business has experienced weak refining margins, longer than anticipated downtime and associated increases in cost from the large scale maintenance activities performed in 2011. In conjunction, our Upstream business has been managing continued weakness in natural gas prices in combination with softening Canadian crude oil prices. Maintaining capital discipline and sensibly managing our assets is an integral part of managing our balance sheet through these market conditions.

UPSTREAM OPERATIONS

We are pleased with our Upstream production volumes in the second quarter of 2012 which averaged 60,874 boe/d, a 10% increase over the same period last year due to our active drilling program and the restoration of the Plains Rainbow pipeline outage that hampered production in 2011. Harvest’s production mix in the second quarter is largely unchanged with 42% weighted to light and medium crude, 15% weighted to heavy crude, 9% weighted to natural gas liquids and the remaining 34% weighted to natural gas.

During the second quarter of 2012 Harvest invested $72.7 million on our conventional and unconventional assets, before BlackGold with the majority allocated to the tie in of previously drilled wells and the drilling of 9 gross (6.9 net) wells with a 100% success rate. The drilling programs which started in the first quarter of 2012 in Red Earth and Southeast Saskatchewan continued in the second quarter and are expected to be completed in the third quarter of 2012. Harvest’s heavy oil and Kindersley light oil program started with 3 gross operated horizontal heavy oil wells and 2 gross light oil multistage fractured horizontal wells in Kindersley. One non-operated gas well was drilled in the West Central Area. During the first six months of 2012, Harvest invested $280 million drilling 73 gross (62.3 net) wells.

In the second quarter of 2012, operating netback prior to hedging of $27.47 decreased by 26% compared to the second quarter of 2011. For year-to-date 2012, operating netback prior to hedging of $28.34 decreased by 20% when compared to the same period in 2011. Operating netback decreased due to lower realized commodity prices of $51.42/boe prior to hedging, a 23% decrease versus the same period in 2011, and was partially offset by higher sales volumes and decreases in expenses such as royalties, operating costs and transportation costs.

The Upstream capital budget (excluding BlackGold) for 2012 has been revised from $435 million to $411 million. Our focus continues on investing in opportunities that provide favorable economics, preserving Harvest’s financial strength for future activity.

Harvest’s 2012 exit production is now expected to be approximately 57,000 boe/d and full year average production to be approximately 59,000 boe/d. Operationally we will focus on our Heavy oil area, Hay River, Ante Creek, Kindersley and Cecil and will continue with setup for drilling Deep Basin liquids rich gas, Red Earth Slave Point oil and Hay River Bluesky oil properties.

There is no change in royalty guidance of 16% of revenue and average general & administrative costs of $2.80/boe. Based on the actual operating costs incurred to date in 2012, guidance to operating costs has been revised to average approximately $16.50/boe.

BlackGold Project

During the second quarter of 2012, $51.9 million of the Upstream capital was used in the further development of the BlackGold oil sands project.

Harvest continued drilling the first pad of steam assisted gravity drainage (“SAGD”) producer and injector wells and spent $17.9 million on this activity. Harvest invested $30.2 million on the engineering, procurement and construction (“EPC”) of the central processing facility. During the first six months of 2012, Harvest spent $36.8 million drilling SAGD producer and injector wells and spent $39.1 million on the engineering, procurement and construction of the central processing facility.

On May 30, 2012, Harvest restructured certain aspects of its BlackGold oil sands project engineering, procurement and construction (“EPC”) contract including revising the compensation terms from a lump sum price to a cost reimbursable price and establishing greater Harvest control over project execution. The cost pressures and resultant contract changes are expected to increase the net EPC costs to approximately $520 million from the lump sum contract amount of $311 million. Harvest and the EPC contractor also agreed to apply the cumulative progress payments made under the lump sum contract and the remaining deposit of $24.4 million towards costs incurred to date. Under the restructured EPC contract, a maximum of approximately $101 million of project costs will be paid in equal installments, without interest, over 10 years commencing on April 30, 2014. As at June 30, 2012, $2.0 million of such costs have been incurred.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 5	August 8, 2012

The 2012 activities for the BlackGold team include finishing an active drilling program of 30 wells (15 SAGD well pairs). Engineering of the project is now approximately 70% complete and the site has been cleared and graded and piling work is underway. Other near-term activities include completion of the detailed engineering work and the construction of modules. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, is in the regulatory approval process and approval is anticipated late this year or early 2013.

Harvest had originally budgeted 2012 capital spending of $215 million for the BlackGold oil sands project which has now been reduced to approximately $160 million. Activities that will be deferred are primarily related to facility construction.

DOWNSTREAM OPERATIONS

Throughput at the facility averaged 114,552 bbl/d which is a significant improvement from 38,016 bbl/d in the second quarter of 2011 when the refinery was in a large scale planned shutdown of the refinery units for turnaround work. The feedstock throughput for the six months ended June 30, 2012 was 107,276 bbl/d, an increase of 59% from 67,563 bbl/d for the same period in 2011. The 2012 average daily rate reflects normal operations and near maximum utilization rates.

Harvest’s average refining margin of US$2.71/bbl was lower than US$8.09/bbl in the second quarter of 2011, and weakened from US$4.58 experienced in the first quarter of 2012. The decrease in margin is a result of lower sour crude differentials, declining product prices and higher vacuum gas oil costs.

The Downstream business experienced an operating loss of $42.5 million during the quarter compared to an operating loss of $31.7 million in the same period of 2011. The year over year decrease reflects the reduction in gross margin per bbl which was offset by increased throughput volume, as well as decreases in operating expense and purchased energy expense.

Capital spending in the second quarter of 2012 totaled $6.5 million of which $0.8 million was allocated to debottlenecking and the greater portion used in sustaining capital projects. With the extent of the turnaround activities that took place in 2011, there is no significant downtime planned for the refinery in 2012.

Harvest has reduced the 2012 Downstream capital budget from $120 million to approximately $80 million by deferring $40 million of discretionary projects from 2012 to later years. Throughput volume is expected to average 105,000 to 110,000 bbl/d in 2012, with operating costs and purchased energy costs aggregating to approximately $7.00/bbl.

CORPORATE UPDATE

On June 29, 2012, Harvest amended the credit facility agreement, under which the maximum allowable consolidated total debt to annualized EBITDA ratio was revised from 3.5:1 to the following:

Twelve months ending	Total Debt to Annualized EBITDA
June 30, 2012	4.25:1.0 or less
September 30, 2012	4.25:1.0 or less
December 31, 2012	4.00:1.0 or less
March 31, 2013	3.75:1.0 or less
June 30, 2013 and thereafter	3.50:1.0 or less

Except for the above, all other terms to the credit facility agreement remain materially unchanged.

Additionally and subsequent to June 30, 2012, Harvest extended the credit facility agreement by one year to April 30, 2016.

On August 2, 2012, Harvest announced the completion of its offer to exchange up to (the “Exchange Offer”) US$500,000,000 in aggregate principal amount of its 67/8% Senior Notes due 2017 that have been registered under the

United States Securities Act of 1933, as amended, for the same principal amount of outstanding unregistered 67/8% Senior Notes due 2017. Although no funds were received through the Exchange Offer, the 67/8% Senior Notes due 2017 are now available to a broader market of qualified and retail investors.

In July, Mr. Neil Sinclair resigned as Vice President, Operations of our Upstream business. Mr. Sinclair joined Harvest as Manager, Operations in the 2006 merger with Viking Energy Trust. We would like to thank Mr. Sinclair for his hard work and contribution to the development of Harvest and we wish him well in his future endeavors.

Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. Protecting our people, our partners, our stakeholders and the environment are key elements of our business. While we are active throughout the organization, we never lose sight of the fact that safe and environmentally friendly business practices are critical to our social license to operate. In all aspects of our business, we are committed to minimizing our environmental footprint, being a good and responsible corporate citizen, and conducting all of our affairs in an environmentally and socially responsible manner. We regularly conduct emergency response training, and perform safety and environmental audits of our operating facilities.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	August 8, 2012

In closing, we thank all of our stakeholders for your support of and interest in Harvest.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our second quarter 2012 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on August 14, 2012. Mr. Robert Pearce, Chief Operating Officer, will be hosting the call.

Those interested in participating in the conference call may dial 1- 866-226-1792 a few minutes prior to start and request the Harvest conference call.

The call will also be available for replay by dialing 1-800-408-3053 and entering passcode 4832047.

CORPORATE PROFILE

Harvest is a wholly-owned, non-guaranteed subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACT:	CORPORATE HEAD OFFICE:
Kari Sawatzky, Manager, Investor Relations	Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178	2100, 330 – 5th Avenue S.W.
Email: information@harvestenergy.ca	Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Website: www.harvestenergy.ca